UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number 001—32945

WNS (HOLDINGS) LIMITED

(Translation of Registrant’s name into English)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikroli (W)

Mumbai 400 079, India

+91-22-4095-2100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

WNS (Holdings) Limited (the “Company”) is incorporating by reference the information set forth in this Form 6-K into its registration statements on Form S-8 (File No. 333-136168), Form S-8 (File No. 333-157356), Form S-8 (File No. 333-176849), Form S-8 (File No. 333-191416), Form S-8 (File No. 333-214042) and Form S-8 (File No. 333-228070).

Other Events

At the Annual General Meeting of shareholders (“AGM”) held on September 24, 2020, the following resolutions, which were set forth in the notice of AGM dated August 21, 2020, were duly approved and passed by the shareholders of the Company:

•	Adoption of the annual audited accounts of the Company for the financial year ended March 31, 2020, together with the auditors’ report;

•	Re-appointment of Grant Thornton India LLP as the auditors of the Company until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2021;

•	Approval of auditors’ remuneration for the financial year ending March 31, 2021;

•	Re-election of Mr. Michael Menezes, Mr. Keith Haviland and Mr. Keshav R. Murugesh as Class II Directors;

•	Approval of Directors’ remuneration and other benefits for the period from the AGM until the next AGM of the Company to be held in respect of the financial year ending March 31, 2021;

•

Increase in the Ordinary Shares/American Depositary Shares (“ADSs”) available for grant under the Company’s 2016 Incentive Award Plan (as amended) by 2.2 million Ordinary Shares/ADSs (representing 4.4% of the total outstanding share capital as on June 30, 2020) and adoption of the Company’s Second Amended and Restated 2016 Incentive Award Plan to reflect such increase; and

•

To authorize the purchase of ADSs effective from April 1, 2021 (“the Effective Date”) and up to (and excluding) the date of the third anniversary of the Effective Date, subject to a minimum and maximum price and an aggregate limit on the ADSs to be purchased.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2020

WNS (HOLDINGS) LIMITED

By:	/s/ Gopi Krishnan
Name:	Gopi Krishnan
Title:	General Counsel